Exhibit 99.1 Tier Technologies, Inc. 11130 Sunrise Valley Drive, Suite 300 Reston, VA 20191 CONTACT: Ronald W. Johnston, Chief Financial Officer rjohnston@tier.com (571) 382-1000

Tier Reports Fiscal 2011 First Quarter Results

RESTON, VA, February 7, 2011 – Tier Technologies, Inc. (Nasdaq: TIER), a leading provider of electronic payment solutions for the biller direct market, today released results for the quarter ended December 31, 2010.

Results of Operations

First Quarter Fiscal 2011 Results

For the quarter ended December 31, 2010, Tier reported revenues from Continuing Operations of $33.0 million, a 0.6% increase over the same quarter last year.  Net loss from Continuing Operations was $1.1 million, or $0.06 per fully diluted share, compared to net loss from Continuing Operations of $0.7 million, or $0.04 per fully diluted share, for the same quarter last year.  Continuing Operations include Electronic Payment Solutions, or EPS, and certain wind-down businesses.  On a standalone basis, our EPS business reported quarterly revenues of $32.5 million, or a 1.7% increase over the same quarter last year.

Our general, administrative, selling and marketing expenses, which support our Continuing Operations, were $7.5 million, a decrease of $0.5 million, or 5.7%, from the same quarter last year.  The quarter benefited from the absence of some one-time legal expenses which were incurred in the same quarter last year relating to corporate governance issues as well as the absence of restructuring expense related to our office consolidation.

In January, the company completed a modified “Dutch Auction” tender offer.  Tier accepted for purchase 1,639,344 shares of its common stock at a price of $6.10 per share for a total cost of approximately $10.0 million. These shares represent approximately 9% of Tier's outstanding shares as of January 20, 2011.

Management’s Comments

Alex P. Hart, President and Chief Executive Officer of Tier Technologies, Inc. stated, “While we made progress in the first quarter, our performance is still not satisfactory to me or any member of the management team. We have realigned the strategic plan of the business to recommit to serving our core markets, focused on investments to strengthen our core technology platforms, and reorganized our leadership team.  During the quarter our transactions grew 11% as compared with the prior year quarter.  Importantly, our transaction growth as compared with the prior year quarter was 23% excluding large private sector utilities, which are no longer a core focus of our business.  We successfully completed the previously announced tender offer in a demonstration of our clear commitment to improving shareholder value.”

Definition and Reconciliation

Tier defines adjusted EBITDA from Continuing Operations as net income from our Continuing Operations before interest expense net of interest income, income taxes, depreciation and amortization and stock-based compensation in both equity and cash.

The following table shows a reconciliation of net (loss)/income from Continuing Operations to adjusted EBITDA from Continuing Operations for the three months ended December 31, 2010 and 2009 (in thousands):

	Continuing Operations
	Three months ended December 31,
	2010	2009	Change
Net Loss from Continuing Operations	$(1,097)	$(721)	$(376)
Adjustments:
Depreciation/Amortization	1,758	1,608	150
Stock/Cash based Comp	587	507	80
Taxes	1	—	1
Less:
Interest income, net	37	139	(102)
Adjusted EBITDA from Continuing Operations	$1,212	$1,255	$(43)

Adjusted EBITDA from Continuing Operations is a non-GAAP financial measure.  Tier’s management believes this measure is useful for evaluating performance against peer companies within its industry, and provides investors with additional transparency with respect to financial measures used by management in its financial and operational decision-making.  Non-GAAP financial measures should not be considered a substitute for the reported results prepared in accordance with US GAAP.  Tier’s definition used to calculate non-GAAP financial measures may differ from those used by other companies.

Liquidity

As of December 31, 2010, Tier had $62.5 million in cash, cash equivalents and marketable securities, and $6.0 million in restricted investments, for a total of $68.5 million.  Of the unrestricted cash of $62.5 million, $32.8 million is funds settled to us but not yet distributed to clients and accrued discount fees, offset by $17.0 million of cash which we expect to receive within one to two days as settlements from credit card companies or banks.  This makes the cash available to Tier for business purposes as of December 31, 2010 $46.7 million.  In addition, in January we purchased $10.0 million of our common stock pursuant to our tender offer. Tier has no short-term or long-term debt.

Conference Call

Tier will host a conference call Tuesday, February 8, at 8:00 a.m. Eastern Time to discuss these results.  To access the conference call, please dial (888) 455-7818 and provide pass code TIERQ1.  The conference call is also available live via the Internet at www.tier.com.  Participants via the Web will need to provide conference ID # 2865528 and pass code TIERQ1.  A replay will be available at 8:00 a.m. Eastern Time on Wednesday, February 9, 2011 at www.tier.com or by calling (866) 459-3537 and entering conference ID # 2865528.  The replay will be available until 11:59 p.m. Eastern Time on February 22, 2011.

About Tier Technologies, Inc.

Tier Technologies, Inc. is a leading provider of electronic payment solutions in the biller direct market.  Headquartered in Reston, Virginia, the company provides enhanced electronic payment services that include multiple payment choices, payment channels, and bill payment products and services to over 4,600 clients in all 50 states and the District of Columbia.  Tier serves clients in multiple markets including federal, state, and local governments, educational institutions, utilities and commercial clients through its subsidiary, Official Payments Corporation.  For more information, see www.tier.com and www.officialpayments.com.

Forward looking statements

Statements made in this press release that are not historical facts are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements relate to future events or Tier’s future financial and/or operating performance and generally can be identified as such because the context of the statement includes words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “shows,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import.  Tier undertakes no obligation to update any such forward-looking statements.  Each of these statements is made as of the date hereof based only on current information and expectations that are inherently subject to change and involve a number of risks and uncertainties.  Actual events or results may differ materially from those projected in any of such statements due to various factors, including, but not limited to: general economic conditions, which affect Tier’s financial results in all our markets, which we refer to as “verticals”, particularly federal, state and local income tax and property tax verticals;  effectiveness and performance of our systems, payment processing platforms and operational infrastructure; our ability to grow EPS revenue while keeping costs relatively fixed; the potential loss of funding by clients, including due to government budget shortfalls or revisions to mandated statutes; the timing, initiation, completion, renewal, extension or early termination of client projects; our ability to realize revenues from our business development opportunities; the impact of governmental investigations or litigation; and unanticipated claims as a result of project performance, including due to the failure of software providers or subcontractors to satisfactorily complete engagements.  For a discussion of these and other factors which may cause our actual events or results to differ from those projected, please refer to our quarterly report on Form 10-Q for the period ended December 31, 2010, filed with the Securities and Exchange Commission.

IMPORTANT INFORMATION

Tier plans to file with the Securities and Exchange Commission and mail to its stockholders a proxy statement relating to its 2011 Annual Meeting of Stockholders.  The proxy statement will contain important information about Tier and the matters to be acted upon at the meeting.  Investors and security holders are urged to read the proxy statement carefully when it is available.

Investors and security holders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by Tier through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of these documents from Tier by contacting Tier Technologies, Inc., attention Corporate Secretary Keith Omsberg, 11130 Sunrise Valley Drive, Suite 300, Reston, Virginia, 20191, telephone: (571) 382-1000.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Tier and its directors and executive officers may be deemed to be participants in the solicitation of Tier’s security holders in connection with its 2011 Annual Meeting of Stockholders.  Security holders may obtain information regarding the names, affiliations and interests of such individuals in Tier’s Annual Report on Form 10-K for the fiscal year ended September 30, 2010, as amended by Amendment No. 1 to the Form 10-K, which is on file with the SEC, as well as its upcoming proxy statement for the 2011 Annual Meeting (when available).  Tier’s current directors and executive officers are named in Tier’s Annual Report on Form 10-K for the fiscal year ended September 30, 2010, as amended.  Stockholdings of directors and executive officers have been reported in Tier’s Annual Report on Form 10-K for the fiscal year ended September 30, 2010, as amended, and to the extent those reported numbers have changed, have been or will be reflected on Statements of Change in Beneficial Ownership on Form 4 or Form 5 filed with the SEC.

TIER TECHNOLOGIES, INC.
Consolidated Balance Sheets

(in thousands)	December 31, 2010	September 30, 2010
	(unaudited)
ASSETS:
Current assets:
Cash and cash equivalents	$56,177	$45,757
Investments in marketable securities	6,326	8,249
Restricted investments	—	1,311
Accounts receivable, net	4,730	4,883
Settlements receivable, net	16,999	8,356
Prepaid expenses and other current assets	1,294	1,407
Total current assets	85,526	69,963

Property, equipment and software, net	12,197	12,032
Goodwill	17,401	17,381
Other intangible assets, net	6,619	7,477
Restricted investments	6,000	6,000
Other assets	165	172
Total assets	$127,908	$113,025

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$460	$1,059
Settlements payable	24,014	10,716
Accrued compensation liabilities	2,878	4,261
Accrued discount fees	8,758	4,624
Other accrued liabilities	2,308	2,718
Deferred income	524	558
Total current liabilities	38,942	23,936
Other liabilities:
Deferred rent	1,376	1,257
Other liabilities	789	596
Total other liabilities	2,165	1,853
Total liabilities	41,107	25,789

Contingencies and commitments

Shareholders’ equity:
Preferred stock, no par value; authorized shares: 4,579; no shares issued and outstanding	—	—
Common stock and paid-in capital; shares authorized: 44,260; shares issued: 20,767 and 20,706; shares outstanding: 18,231 and 18,170	194,279	193,620
Treasury stock—at cost, 2,536 shares	(21,020)	(21,020)
Accumulated other comprehensive loss	—	(1)
Accumulated deficit	(86,458)	(85,363)
Total shareholders’ equity	86,801	87,236
Total liabilities and shareholders’ equity	$127,908	$113,025

TIER TECHNOLOGIES, INC.
Consolidated Statements of Operations

	Three months ended December 31,
(in thousands, except per share data)	2010	2009
Revenues	$32,970	$32,768

Costs and expenses:
Direct costs	24,870	24,092
General and administrative	5,925	6,327
Selling and marketing	1,550	1,601
Depreciation and amortization	1,758	1,608
Total costs and expenses	34,103	33,628
Loss from continuing operations before other income and income taxes	(1,133)	(860)

Other income:
Interest income, net	37	127
Gain on investments	—	12
Total other income	37	139

Loss from continuing operations before income taxes	(1,096)	(721)
Income tax provision	1	—

Loss from continuing operations	(1,097)	(721)
Gain (loss) from discontinued operations, net	2	(54)

Net loss	$(1,095)	$(775)

Loss per share—Basic and diluted:
From continuing operations	$(0.06)	$(0.04)
From discontinued operations	—	—
Loss per share—Basic and diluted	$(0.06)	$(0.04)

Weighted average common shares used in computing:
Basic and diluted loss per share	18,200	18,156

TIER TECHNOLOGIES, INC.
Consolidated Statements of Cash Flows

	Three months ended December 31,
(in thousands)	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,095)	$(775)
Less: Gain (loss) from discontinued operations, net	2	(54)
Loss from continuing operations, net	(1,097)	(721)
Non-cash items included in net loss:
Depreciation and amortization	1,758	1,608
Provision for doubtful accounts	131	299
Deferred rent	113	26
Share-based compensation	587	507
Capitalized software impairment loss	251	—
Gain on trading securities	—	(12)
Other	—	(4)
Net effect of changes in assets and liabilities:
Accounts and settlements receivable, net	(8,621)	(2,011)
Prepaid expenses and other assets	130	(737)
Accounts and settlements payable and accrued liabilities	15,042	2,737
Income taxes receivable	(10)	(77)
Deferred income	(34)	(83)
Cash provided by operating activities from continuing operations	8,250	1,532
Cash provided by (used in) operating activities from discontinued operations	2	(54)
Cash provided by operating activities	8,252	1,478
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of available-for-sale securities	(5,998)	(1,000)
Maturities of available-for-sale securities	8,250	4,499
Sales of trading securities	—	1,100
Maturities of restricted investments	983	—
Purchase of equipment and software	(1,298)	(956)
Additions to goodwill—ChoicePay acquisition	(20)	(16)
Collection on note receivable	—	261
Cash provided by investing activities	1,917	3,888
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock	259	—
Purchase of company stock	—	(749)
Capital lease obligations and other financing arrangements	(8)	(9)
Cash provided by (used in) financing activities	251	(758)
Net increase in cash and cash equivalents	10,420	4,608
Cash and cash equivalents at beginning of period	45,757	21,969
Cash and cash equivalents at end of period	$56,177	$26,577

TIER TECHNOLOGIES, INC.
Consolidated Statement of Operations—Continuing Operations

(in thousands)	EPS	Wind- down	Total
Three months ended December 31, 2010:
Revenues	$32,477	$493	$32,970
Costs and expenses:
Direct costs	24,817	53	24,870
General and administrative	5,939	(14)	5,925
Selling and marketing	1,550	—	1,550
Depreciation and amortization	1,758	—	1,758
Total costs and expenses	34,064	39	34,103
(Loss) income from continuing operations before other income and income taxes	(1,587)	454	(1,133)
Other income (expense):
Interest income	37	—	37
Total other income	37	—	37
(Loss) income from continuing operations before taxes	(1,550)	454	(1,096)
Income tax provision	1	—	1
(Loss) income from continuing operations	$(1,551)	$454	$(1,097)

(in thousands)	EPS	Wind- down	Total
Three months ended December 31, 2009:
Revenues	$31,920	$848	$32,768
Costs and expenses:
Direct costs	23,832	260	24,092
General and administrative	6,221	106	6,327
Selling and marketing	1,601	—	1,601
Depreciation and amortization	1,335	273	1,608
Total costs and expenses	32,989	639	33,628
(Loss) income from continuing operations before other income and income taxes	(1,069)	209	(860)
Other income (expense):
Interest income	127	—	127
Gain on investments	12	—	12
Total other income	139	—	139
(Loss) income from continuing operations before taxes	(930)	209	(721)
Income tax provision	—	—	—
(Loss) income from continuing operations	$(930)	$209	$(721)